UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE TO
(Rule 13e-4)
________________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________________

(AMENDMENT NO. 1)
VOXWARE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________

Options to Purchase Shares of common stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________________

23251P102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
________________________

Kenneth W. Riley
Controller and Interim Chief Financial Officer
Voxware, Inc.
168 Franklin Corner Road
Lawrenceville, New Jersey 08648
1-609-514 4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
S. James DiBernardo, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$252,179	$7.74***

*

The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 67,669 shares of common stock of Voxware, Inc. will be replaced pursuant to this offer, which may not occur.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introductory Statement

This Amendment No. 1 (this “Amendment”), which amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Voxware, Inc. (“Voxware”) with the Securities and Exchange Commission (the “SEC”) on October 19, 2007, is the final amendment relating to the Offer to Replace Eligible Options (the “Offer”). The purpose of this Amendment is to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION.

The Offer expired at 11:59 p.m. Eastern Time on November 16, 2007. Pursuant to the Offer, we canceled outstanding Eligible Options covering 67,669 shares of our common stock and replaced those options with new options covering the same number of shares of our common stock, but with an exercise price per share equal to the lower of (i) the Trading Value per share of common stock on the grant date for that option or (ii) $5.7343, the Trading Value per share of such common stock on the expiration date of the Offer, but in no event lower than the exercise price in effect for the canceled Eligible Option. For purposes of such exercise price formula, the “Trading Value” on the date the original Eligible Option was granted means the closing price per share of our common stock on the Over The Counter Bulletin Board on that date, and the “Trading Value” on the date the Eligible Option was replaced was the closing price per share of our common stock on the Nasdaq Capital Market on that date. The participants whose option exercise prices were increased as a result of the Offer are now eligible for special cash bonuses in the approximate aggregate amount of $118,451 to compensate them for the higher exercise prices per share in effect for their new options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

VOXWARE, INC.

By:	/s/ Kenneth W. Riley
Kenneth W. Riley
Controller and Interim Chief Financial Officer

Date:	November 20, 2007